March 16, 2017

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn:John Reynolds Assistant Director Office of Beverages, Apparel and Mining

Re:	Paramount Gold Nevada Corp.

Registration Statement on Form S-3

Filed March 7, 2017

File No. 333-216512

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Paramount Gold Nevada Corp. hereby requests that the above-referenced registration statement be declared effective by the Securities and Exchange Commission on Tuesday, March 21, 2017 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

Please contact James T. Seery of Duane Morris LLP at (973) 424-2088 with any questions.  Also, please notify Mr. Seery when this request for effectiveness has been granted.

Sincerely,

/s/ Carlo Buffone

Carlo Buffone

Chief Financial Officer

cc:  James T. Seery, Duane Morris LLP